Mail Stop 4561

July 17, 2008

Mr. David P. Gardner
Chief Financial Officer
Home Properties, Inc.
850 Clinton Square
Rochester, New York 14604

Re: Home Properties, Inc.
        File No. 001-13136
        Form 10-K for Fiscal Year Ended
        December 31, 2007
        Form 10-Q for the Quarterly Period Ended
        March 31, 2008
        Definitive Proxy on Schedule 14A

Dear Mr. Gardner:

        We have reviewed your response letter dated July 8, 2008 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Item 6. Selected Financial and Operating Information, page 29

1.   We have considered your response to our prior comment 1. Please confirm for us that you will include all disclosures required by question 8 of the Frequently Asked Questions Regarding the use of Non-GAAP Financial Measures in future filings as it relates to your measure of "FFO – Diluted as adjusted by the Company."

2.   We have considered your response to our prior comment 2. In your response, you indicate that you consider AFFO to be a measure of liquidity. As such, we would expect that this measure would be reconciled to a GAAP liquidity measure and not a GAAP measure of operating performance as you have done in your current Form 10-K. Revise your disclosure to properly reconcile AFFO to a GAAP liquidity measure. Furthermore, explain to us in greater detail how this measure, as reconciled to a GAAP liquidity measure, would be allowed under Item 10(e) of Regulation S-K, and to the extent that you are able to conclude that the presentation of this measure is appropriate, confirm for us that your revised disclosure will include all the disclosures required under Item 10(e) of Regulation S-K and question 8 of the Frequently Asked Questions Regarding the use of Non-GAAP Financial Measures.

        Please respond to the comments included in this letter within ten business days. Please submit your response on EDGAR. If you have any questions, you may contact Robert Telewicz, Staff Accountant at (202) 551-3438, or the undersigned at (202)551-3629.

                                        Sincerely,

                                        Kevin Woody
                                        Accounting Branch Chief